SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          SHOWSCAN ENTERTAINMENT, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
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                         (Title of Class of Securities)

                                    825397102
                                    ---------
                                 (CUSIP Number)
                                               Copy to:
Kiskiminetas Spring School                     Esanu Katsky Korins & Siger, LLP
1888 Brett Lane                                605 Third Avenue
Saltsburg, PA 15681                            New York, New York 10158
Telephone (724) 639-3586                       Telephone (212) 653-6000
Attention: Ms. Linda Miller                    Attention:  Roy M. Korins, Esq.
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)
                                October 22, 1998
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              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

CUSIP No.   825397102           SCHEDULE 13D
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1         Name of Reporting Person
          I.R.S. Identification No. of Above Person (entities only)

          Kiskiminetas Springs School
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2         Check the Appropriate Box if a Member of a Group*            (a) [ ]
                                                                       (b) [ ]

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3         SEC Use Only

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4         Source of Funds*          WC, OO

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5        Check Box if Disclosure of Legal Proceedings is Required        [ ]

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6        Citizenship or Place of Organization                      Pennsylvania

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                     7     Sole Voting Power
                            50,000 shares                               0.9%
                     ----------------------------------------------------------
Number of            8     Shared Voting Power
Shares                     0 shares                                       0%
Beneficially         ----------------------------------------------------------
Owned By             9     Sole Dispositive Power
Each                       50,000 shares                                0.9%
Reporting            ----------------------------------------------------------
Person               10    Shared Dispositive Power
With                       0 shares                                       0%
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11        Aggregate Amount Beneficially Owned By Each Reporting Person

                                  50,000 shares
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12        Check Box if the Aggregate Amount in Row (11) excludes
          Certain Shares*                                                [ ]

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13        Percent of Class Represented by Amount in Row (11)            0.9%
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14        Type of Reporting Person*
                                                      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

     This amendment number 1 (this "Amendment") to the statement on Schedule 13D dated August 29, 1997 (the "Statement") relates to transactions by the Reporting Person effected on October 22, 1998. All capitalized terms used herein and otherwise undefined shall have the meanings ascribed thereto in the Statement. This Amendment is being filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the Reporting Person and refers only to information which has materially changed since the filing of the Statement.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

          (a) As of October 22, 1998, the Reporting Person was the beneficial owner of 50,000 shares of Common Stock of the Issuer, representing approximately 0.9% of the Issuer's outstanding Common Stock (based on 5,642,058 shares of Common Stock outstanding as reported in the Form 10-K of the Issuer filed on July 30, 1998).

          (b) As of October 22, 1998, the Reporting Person had the sole power to vote and to dispose of 50,000 shares of Common Stock.

          (c) On October 22, 1998, the Reporting Person sold 383,000 shares of Common Stock held in the Piper Jaffray Account at $0.10 per share. Mr. Andreini executed such trade pursuant to authorization by the Board of Trustees to make trades without consultation or prior approval. The Reporting Person's sale of the shares of Common Stock was effected in an open market transaction of The Nasdaq Stock Market.

          (e) On October 22, 1998, the Reporting Person ceased to be a beneficial owner of more than five percent of the Common Stock of the

     Issuer.


                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this Statement is true, complete, and correct.

Date: October 12, 1999.

                           KISKIMINETAS SPRINGS SCHOOL


                                            By: s/John A. Pidgeon
                                                -----------------
                                            Name:  John A. Pidgeon
                                            Title: President




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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